Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2.

Date of Material Change

October 16, 2007

Item 3.

News Release

Press release was issued on November 1, 2007.

Item 4.

Summary of Material Change

See attached press releases.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

November 1, 2007.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 1, 2007

TSX Venture Exchange:  EMR

OTC Bulletin Board:  EGMCF

U.S. 20-F Registration:  000-51411

Frankfurt Stock Exchange:  EML

EMGOLD MINING ANNOUNCES THE APPOINTMENT OF PRESIDENT

AND CHIEF OPERATING OFFICER

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce the appointment of Mr. David G. Watkinson, P. Eng., to the Company’s Board of Directors.  Mr. Watkinson also has been appointed President and Chief Operating Officer of Emgold, in addition to his continuing role as President and Chief Executive Officer of the Company’s wholly-owned subsidiary, Idaho-Maryland Mining Company.  Mr. Watkinson will be primarily responsible for securing the Conditional Mine Use Permit (CMUP) for the Idaho-Maryland Gold Mine, located in Grass Valley, California, as well as continued analysis and geologic modelling, preliminary mine planning and the day to day operations of the Company.  Mr. Watkinson currently lives in Grass Valley as an integral member of the community and will continue to be Emgold’s chief spokesperson for all permitting, community relations and operational matters.

Mr. Watkinson brings over 20 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction and operations to Emgold. In addition, he has extensive experience in project management, having taken projects from grass roots to start-up to successful operations. He holds a B.Sc. in Applied Science, Mining Engineering, from Queen’s University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the province of Ontario. Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines. He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company.

“We are very pleased that Dave has agreed to serve as President and COO of Emgold,” stated Ken Yurichuk and Sargent Berner, Co-Executive Chairmen of Emgold. “Dave has successfully advanced the process of permitting the Idaho-Maryland Mine while building on the Company’s good relationship with the community of Grass Valley, and his primary focus over the coming year will be to manage the completion of the permitting process. We continue to believe that the grant of the CMUP will help unlock the underlying value of the Idaho-Maryland Mine for Emgold’s shareholders.”

On behalf of the Board of Directors

Sargent H. Berner

Co-Executive Chairman

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.